Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction	Ownership
Amira Nature Foods Ltd	Mauritius	100% by ANFI
Amira Pure Foods Private Limited*	India	% by Amira Mauritius
Amira Foods Inc.*	Delaware (United States)	100% by Amira India
Amira Food Pte. Ltd.*	Singapore	100% by Amira India
Amira C Foods International DMCC*	Dubai Multi Commodities Centre (UAE)	100% by Amira India
Amira Foods (Malaysia) Sdn. Bhd.*	Malaysia	100% by Amira Food Pte. Ltd.
Amira G Foods Limited*	United Kingdom	100% by Amira C Foods International DMCC
Amira Ten Nigeria Limited*	Nigeria	100% by Amira C Foods International DMCC

*Reflects entities that will be subsidiaries immediately following completion of this offering.